Correspondence

IANTHUS CAPITAL HOLDINGS, INC.

420 Lexington Avenue, Suite 414

New York, NY 10170

April 27, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Attention:	Abby Adams
Joe McCann

	Re:	iAnthus Capital Holdings, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed March 31, 2021
File No. 000-56228

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of iAnthus Capital Holdings, Inc., a British Columbia, Canada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 20, 2021 (“Comment Letter”) regarding the Company’s Registration Statement on Form 10 (as amended, the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-12G Amendment No. 2

Item 7. Certain Relationships and Related Transactions and Director Independence, page 74

1.	Please revise to clarify the disclosure in this section concerning your agreements with Mr. Ford. You state, "As of December 31, 2020, . . . the outstanding balance of the facility before the application of management’s estimate of accrued compensation of $0.3 million owed to Hadley Ford was C$490,043 (equivalent to $0.4 million based on exchange rates as of December 31, 2020)," but then state, "As part of Mr. Ford’s termination agreement, the maturity date of the loan was extended to June 30, 2021 and the balance of the loan was partially offset by compensation owed to Mr. Ford in the amount of $488,467." We also note the revised loan terms disclosed at the bottom of page 72. Please revise to clarify how much of the loan to Mr. Ford remains outstanding.

RESPONSE:	The Company has revised its disclosure with respect to Mr. Ford’s agreements and has specified that no further amount is owed by or to Mr. Ford.

Sincerely,

iAnthus Capital Holdings, Inc.

\s\ Randy Maslow
By: Randy Maslow
Title: Chief Executive Officer